Exhibit 99.68

Grande West Enters into Strategic U.S. Distribution Partnership with ABC Companies

Vancouver, British Columbia – February 22, 2021 – Grande West Transportation Group Inc. (TSXV: BUS) (OTCQX: BUSXF) (FRA: 6LG) (“Grande West” or the “Company”), a leading supplier of electric, CNG, gas and clean diesel buses, today announced that it has entered into a strategic U.S. distribution agreement with ABC Companies (“ABC”), a leading provider of motorcoach and transit equipment in North America.

The ABC distributorship supports Grande West’s focus on U.S. expansion as it begins marketing the fully Buy America compliant Vicinity™ heavy duty mid-size bus, the Vicinity Lightning™ EV and Vicinity™ LT light duty models to new and existing customers.

Under the new agreement, ABC Companies, a leading provider of motorcoach, transit and specialty passenger transport equipment in the USA and Canada, will distribute the manufacturer’s Vicinity™ heavy-duty vehicles throughout the Western United States from Texas to California. The Vicinity line fills in key transit and private shuttle markets within the ABC portfolio of new vehicles for these locations, enhancing the offering to current customers while expanding to other sectors.

“As we continue to expand the ABC product portfolio, our main goal is to provide more choice and price points for operators,” said Roman Cornell, President ABC Companies. “Our customers’ needs drive our strategic priorities and after an extensive search, we found the Grande West Vicinity product line achieved best in class results across a number of the Federal Transit Authorities Altoona testing procedures. Our distribution agreement with Grande West enables ABC to offer its proven track record of customersales, service and support with a proven, high-quality Buy America compliant product line, inclusive of their innovative new battery electric vehicles.

“The Grande West Vicinity lineup offers added flexibility and choice to our transit customer base who already utilize ABC’s parts and maintenance services, providing a great fit for our large base of operators. With decades of experience in sales, technical, repair and maintenance support, ABC is committed to supporting heavy duty mid-size market users who can leverage the expertise of a proven market leader like Grande West,” concluded Cornell.

“We are proud to announce our distribution partnership with ABC, representing an excellent addition to our reach in the United States, particularly as we begin to market our Buy America compliant Vicinity™ buses to new and existing customers,” added William Trainer, President and Chief Executive Officer of Grande West. “In particular, ABC’s well-established reputation for EV sales in the California market will prove invaluable as we bring our new Vicinity Lightning™ EV bus to market. We look forward to working closely with Roman and the ABC team going forward.”

About ABC Companies

ABC Companies is a leading provider to the transportation industry with diverse product and service offerings that cover a full spectrum of operational needs including new and pre-owned full-size highway coach equipment along with transit specialty vehicles including battery electric vehicles. ABC supports customers with a comprehensive after sale service network for service and repairs, collision services, extensive OEM and quality aftermarket parts needs for transit, motor coach and heavy-duty equipment from ten strategically placed locations throughout the U.S. and Canada. Additionally, private and municipal financing and leasing options are available through the company’s financial services group – one of the largest financial service providers within the industry. For more information, contact ABC Companies at 800-222-2875 or visit the company web site at www.abc-companies.com.

About Grande West Transportation Group

Grande West Transportation Group (TSXV: BUS) (OTCQX: BUSXF) (FRA: 6LG) is a leading supplier of electric, CNG, gas and clean-diesel buses for both public and commercial enterprise use in the U.S and Canada. The Company’s flagship line of Vicinity™ buses, which captures a dominant market share in Canada in their market, are produced in Canada, by world-class manufacturing partners or at the Company’s Buy America Act compliant assembly facility in Washington state. Grand West’s innovative Vicinity Lightning™ EV bus, enabled through a tier-1 strategic supply agreement with BMW batteries and components, seeks to lead the global transition to more sustainable transit vehicles in the private and public markets. For more information, please visit www.grandewest.com or www.vicinitybus.com.

Investor Relations Contact:

Lucas Zimmerman or Mark Schwalenberg, CFA

MZ Group – MZ North America

949-259-4987

BUS@mzgroup.us

www.mzgroup.us

Company Contact:

Grande West Transportation

John LaGourgue

VP Corporate Development

Ph: 604-288-8043

IR@grandewest.com

Neither the TSX-V nor its Regulation Service Provider (asthat term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding the use of proceeds from the Private Placement, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Grande West’s expectations include uncertainties relating to the receipt of final approval from the TSX-V; and other risk and uncertainties disclosed in Grande West’s reports and documents filed with applicable securities regulatory authorities from time to time. Grande West’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Grande West assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

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